UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL BLUE HOLDING GROUP AG

(Name of Subject Company (Issuer))

GT HOLDING 1 GMBH

(Name of Filing Person—Offeror)

an Indirect Wholly Owned Subsidiary of

SHIFT4 PAYMENTS, INC.

(Name of Filing Person—Parent of Offeror)

Registered Ordinary Shares, CHF 0.01 nominal value per share

Registered Series A Convertible Preferred Shares, CHF 0.01 nominal value per share

Registered Series B Convertible Preferred Shares, CHF 0.01 nominal value per share

(Title of Class of Securities)

H33700107

(CUSIP Number of Class of Securities)

Jordan Frankel

Shift4 Payments, Inc.

Secretary, General Counsel and Executive Vice President, Risk and Compliance

3501 Corporate Parkway

Center Valley, Pennsylvania 18034

(888) 276-2108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew Elken, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shift4 Payments, Inc., a Delaware corporation (“Shift4”), with the U.S. Securities and Exchange Commission on March 21, 2025 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”) to purchase all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue Group Holding AG (“Global Blue”), a stock corporation incorporated under the laws of Switzerland (the “Global Blue Common Shares”), at a price per share equal to $7.50, (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”), at a price per share equal to $10.00, and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81, net to the shareholders of Global Blue in cash, without interest and upon the terms and subject to the conditions set forth in the offer to purchase, dated as of March 21, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related letter of transmittal applicable to the Global Blue Common Shares (the “Common Shares Letter of Transmittal”), the related letter of transmittal applicable to the Global Blue Series A Shares (the “Series A Shares Letter of Transmittal”) and the related letter of transmittal applicable to the Global Blue Series B Shares (the “Series B Shares Letter of Transmittal” and, together with the Common Shares Letter of Transmittal and the Series A Shares Letter of Transmittal, in each case, with any amendments or supplements thereto, the “Letters of Transmittal”, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, which the Offer to Purchase, Letters of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired one minute after 11:59 p.m., New York City Time, on July 2, 2025 (such date and time, the “Expiration Time”). The Depositary has advised Merger Sub that, as of the Expiration Time, 233,862,778 Global Blue Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 97.37% of the Global Blue Shares outstanding (based on 240,175,016 Global Blue Shares outstanding, which excludes 10,951,858 Global Blue Shares held in treasury). The number of Global Blue Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Merger Sub has accepted for payment and will promptly pay for all Global Blue Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

As a result of its acceptance for payment of all Global Blue Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer, Merger Sub owns at least the percentage of the Global Blue Shares that would be required to consummate the Merger in accordance with the laws of Switzerland and Merger Agreement, pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share (other than any Global Blue Shares directly or indirectly owned by Global Blue, Shift4 or any of their subsidiaries) that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the Offer Consideration (as applicable) and each Global Blue Share directly or indirectly owned by Shift4 or Merger Sub will thereupon be deemed cancelled without any conversion thereof.

Following the completion of the Offer and at the effective time of the Merger, to the extent permitted under applicable law and stock exchange regulations, Shift4 intends to delist the Global Blue Shares from NYSE. Following delisting of the Global Blue Shares from NYSE and provided that the criteria for deregistration are met, Shift4 intends to cause Merger Sub (as the surviving company in the Merger) to make a filing with the SEC requesting that Global Blue’s reporting obligations under the Exchange Act be terminated.

On July 3, 2025, Shift4 and Global Blue issued a joint press release announcing the expiration and results of the Offer. The full text of the press release issued by Shift4 and Global Blue is attached as Exhibit (a)(5)(M) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

(a)(5)(M)*	Joint Press Release issued by Shift4 Payments, Inc. and Global Blue Group Holding AG, dated July 3, 2025.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Shift4 Payments, Inc.

By:	/s/ Jordan Frankel
Name:	Jordan Frankel
Title:	Secretary, General Counsel and Executive Vice President, Risk and Compliance

Date: July 3, 2025